

December 7, 2022

Kevin Britt
Chief Executive Officer
Elate Group, Inc.
305 Broadway, Floor 7
New York, NY 10007

> **Re: Elate Group, Inc.**
> **Amendment No. 12 to Registration Statement on Form S-1**
> **Filed December 5, 2022**
> **File No. 333-264073**

Dear Kevin Britt:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 5, 2022 letter.

Amendment No. 12 to Registration Statement on Form S-1

Capitalization, page 41

1. We note the revisions you have made to your capitalization table in response to our prior comment 1; however, the Cash and cash equivalents and Additional paid in capital amounts within the As Adjusted column continue to be incorrect. It appears you did not take into consideration the Deferred offering costs reflected on your balance sheet as of September 30, 2022 when you adjusted the Cash and cash equivalents amount. The Cash and cash equivalents amount should be only reduced for the portion of the $563,288 of estimated offering costs which had not yet been incurred and paid for as of September 30, 2022. In addition, you reduced Additional paid in capital for the full amount of estimated offering costs; however, you had previously reduced the Additional paid in capital amount

for the portion of these costs that had been previously deferred. The correct As Adjusted Paid in capital amount should be $7,431,214 and the correct As Adjusted Cash and cash equivalents should be $9,012,131. Please revise.

 You may contact Jenifer Gallagher, Staff Accountant, at (202) 551-3706 or John Cannarella, Staff Accountant, at (202) 551-3337 if you have questions regarding comments on the financial statements and related matters. Please contact Cheryl Brown, Staff Attorney, at (202) 551-3905 or Loan Lauren Nguyen, Legal Branch Chief, at (202) 551-3642 with any other questions.


Sincerely,

Division of Corporation Finance
Office of Energy & Transportation


cc: Peter Hogan, Esq.